UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras America signs agreement for sale of the Pasadena Refinery

Rio de Janeiro, January 30, 2019 - Petróleo Brasileiro S.A. - Petrobras, following the press released on 05/04/2018, informs that its subsidiary Petrobras America Inc (PAI) signed today with Chevron U.S.A. Inc., a Share Purchase Agreement - SPA relating to the sale of all the shares held by PAI in the companies that encompass Pasadena’s entire refining operations system in the United States.

The companies being sold comprise the Pasadena Refining System Inc. (PRSI), a company in charge of oil processing and oil products production, and PRSI Trading LLC (PRST), a company that acts as the exclusive commercial arm of PRSI, both wholly owned by Petrobras America Inc. (PAI). PRSI has processing capacity of 110,000 bpd and is located in the city of Pasadena, in the Gulf of Mexico, Texas. It is an independent refinery of the Petrobras System that can operate with medium and light petroleum streams and produces oil products that are typically traded in the US domestic market.

The transaction value comprises US$ 562 million, of which US$ 350 million corresponds to equity and US$ 212 million corresponds to working capital as of October 2018. The final transaction value is subject to working capital variation up to the closing date.

Chevron U.S.A. Inc. is a company owned by Chevron Corporation, the second largest integrated energy company in the United States. Its products are sold at nearly 8,000 Chevron and Texaco retail stations and it is also a major aviation fuel supplier, with four refineries with a combined capacity to process 919,000 bpd in the country.

The completion of the transaction is subject to the fulfillment of usual requirements, such as obtaining approvals from government antitrust authorities in the United States and Brazil.

The transaction is part of Petrobras’ Partnerships and Divestments Program, in line with the 2019-2023 Business and Management Plan, which provides for the optimization of the company’s portfolio.

The present disclosure to the market is pursuant to Petrobras’ divestment methodology, which is in line with the special regime for asset divestment by Federal mixed-capital companies, established in Decree 9.188/2017.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer